This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.
OFFER
BY
MDS INC.
TO PURCHASE FOR NOT MORE THAN US$450,000,000 IN CASH
UP TO 55,555,555 OF ITS COMMON SHARES AT A PURCHASE PRICE OF
NOT MORE THAN US$9.30 AND NOT LESS THAN US$8.10 PER COMMON SHARE
     MDS Inc. (“MDS” or the “Corporation”) hereby offers (the “Offer”) to purchase from holders (“Shareholders”) of common shares in the capital of MDS (“Shares”) up to 55,555,555 Shares pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not more than US$9.30 and not less than US$8.10 per Share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the accompanying letter of transmittal (the “Letter of Transmittal”). Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by the Corporation should make a Purchase Price Tender. Under a Purchase Price Tender, Shares will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price (as defined below) determined as provided herein. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender.
     The Offer expires at 5:00 p.m. (Eastern time) on March 29, 2010, unless extended, varied or withdrawn (the “Expiration Date”). MDS expressly reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. The Offer is not conditional upon any minimum number of Shares being deposited to the Offer. See Section 5 of the Offer to Purchase, “Conditions of the Offer”.
     MDS will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”) (which will be not more than US$9.30 and not less than US$8.10 per Share) that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$8.10 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than US$9.30 and not less than US$8.10 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer that will enable MDS to purchase the maximum number of Deposited Shares (as defined below) having an aggregate purchase price not exceeding US$450,000,000. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.
     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to Shareholders residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, MDS may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in such jurisdiction.
(continued on following page)
The Dealer Managers for the Offer are:

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation
February 19, 2010

(continued from cover)
     All Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders, will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described below. MDS will first accept for purchase Shares validly deposited by any Shareholder who beneficially holds, as of the close of business on the Expiration Date, odd lots of fewer than 100 Shares in the aggregate and who deposits all such Shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender.
     Shareholders validly depositing Shares pursuant to Auction Tenders at US$8.10 per Share (the minimum purchase price under the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the proration provisions and the preferential acceptance of odd lots described herein).
     If the number of Shares validly deposited prior to the Expiration Time (and not withdrawn in accordance with Section 4 of the Offer to Purchase, “Withdrawal Rights”) pursuant to Auction Tenders at a price equal to or less than the Purchase Price and pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of US$450,000,000, then such Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited at a price equal to or less than the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that odd lot deposits will not be subject to proration. See Section 2 of the Offer to Purchase, “Number of Shares; Proration”.
     Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to proration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
     As at February 18, 2010, there were 120,137,829 Shares issued and outstanding. The maximum of 55,555,555 Shares that MDS is offering to purchase hereunder represents approximately 46.2% of the total number of Shares issued and outstanding as at February 18, 2010. Assuming the Offer is fully subscribed, the minimum of 48,387,096 Shares that MDS is offering to purchase hereunder represents approximately 40.3% of the total number of Shares issued and outstanding as at February 18, 2010.
     The Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbols “MDS” and “MDZ”, respectively. On February 18, 2010, the last full trading day prior to the announcement of the Offer, the closing prices of the Shares on the TSX and the NYSE were CDN$8.44 and US$8.10, respectively.
     Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares under the Offer. No person has been authorized to make any such recommendation. Shareholders must decide for themselves whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices, if any. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and the Circular and consult their own investment and tax advisors.
     Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, “Tax Consequences”.
     Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
     All dollar references in the Offer to Purchase and the Circular are in United States dollars (US$), except where otherwise indicated.

     The Offer expires at 5:00 p.m. (Eastern time) on March 29, 2010, unless extended, varied or withdrawn.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY
     The enforcement by Shareholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that MDS is incorporated in Canada and that some of its officers and directors are residents of a country other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer to Purchase and Circular may be residents of Canada. Shareholders should be aware that acceptance of the Offer will have certain tax consequences under United States and Canadian law, and Shareholders should consult their tax advisors with respect to those consequences. See Section 8 of the Circular, “Tax Consequences”.
     MDS has filed with the Securities and Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule TO with respect to the Offer pursuant to Section 13(e)(1) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-4(c)(2) promulgated thereunder.
AVAILABLE INFORMATION
     MDS is subject to the information and reporting requirements of Canadian securities laws and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada relating to its business, financial condition and other matters. MDS is required to disclose in such reports certain information, as of particular dates, concerning MDS’s directors and officers, their compensation, stock options granted to them, the principal holders of MDS’s securities and any material interest of such persons in transactions with MDS. Such reports, statements and other information may be accessed on the SEDAR website (http://www.sedar.com). MDS is also subject to the informational requirements of the Exchange Act and in accordance therewith files annual reports and furnishes other reports and information with the SEC relating to its business, financial condition and other matters. Such reports and other information filed or furnished by MDS may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such reports and other information may also be obtained from the SEC’s website (http://www.sec.gov).
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     From time to time, the Corporation makes written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws. This Offer to Purchase and Circular contains forward-looking statements, including, but not limited to, statements with respect to the Offer, the Corporation’s operations and financial results, the Corporation’s intentions concerning the operation of its business in the future, the liquidity of the Shares if the Offer is completed, as well as statements with respect to the Corporation’s beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the number of Shares, if any, deposited to the Offer by certain significant Shareholders and the price or prices at which they choose to deposit their Shares; management of operational risks; the strength of the global economy, in particular the economies of Canada, the United States, the European Union, Japan and the other countries in which the Corporation conducts business; the stability of global equity markets; the Corporation’s ability to complete the planned sales of our MDS Pharma Services Early Stage operations in a timely manner, obligations retained and projected adjustments with respect to such sales and their success as ongoing businesses; the Corporation’s ability to retain customers as a result of any perceived uncertainty related to the planned sales of the Corporation’s MDS Pharma Services Early Stage operations; the fact that the Corporation’s operations will be substantially reduced as a result of the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage

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operations; successful implementation of structural changes, including restructuring plans; the likely need of the Corporation to negotiate a new credit agreement which may not be on terms favourable to the Corporation; the assumption by the Corporation of liabilities relating to the businesses sold by the Corporation; the Corporation’s ability to complete other strategic transactions and to execute them successfully; the Corporation’s ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the United States dollar, Canadian dollar and the Euro; changes in interest rates in Canada, the United States and elsewhere; the effects of competition in the markets in which the Corporation operates; the timing and technological advancement of new products introduced by the Corporation or by competitors; the Corporation’s ability to manage its research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; the Corporation’s ability to maintain adequate insurance; the Corporation’s ability to successfully realign its organization, resources and processes; the Corporation’s ability to retain key personnel; the Corporation’s ability to have continued and uninterrupted performance of its information technology systems; the Corporation’s ability to compete effectively; the risk of environmental liabilities; the Corporation’s ability to maintain effectiveness of its clinical trials; new accounting standards that impact the methods the Corporation uses to report its financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on the Corporation’s businesses from third-party special interest groups, certain of the Corporation’s employees subject to collective-bargaining, environmental and other regulations, natural disasters, public-health emergencies and pandemics, international conflicts and other developments, including those relating to terrorism; other risk factors described in section 3.10 of the Corporation’s annual information form for the fiscal year ended October 31, 2009; and the Corporation’s success in anticipating and managing these risks.
     The foregoing list of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Corporation does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Corporation or on its behalf, except as required by law.
EXCHANGE RATE DATA
     All dollar references in the Offer to Purchase and the Circular are in United States dollars, except where otherwise indicated. References to “US$” or “U.S. dollars” are to United States dollars, and references to “CDN$” are to Canadian dollars.
     The following table sets forth for each of the periods indicated (i) the noon rate of exchange for one Canadian dollar at the end of such period, (ii) the high and low noon exchange rates, and (iii) the average noon exchange rates during such periods, in each case expressed in U.S. dollars. These rates are based on information provided by the Bank of Canada.

	Year Ended October 31
	2006	2007	2008	2009

End of period	0.8907	1.0527	0.8220	0.9282
High	0.9099	1.0527	1.0905	0.9716
Low	0.8361	0.8437	0.7726	0.7692
Average	0.8783	0.9089	0.9732	0.8552
     On February 18, 2010, the noon exchange rate for one Canadian dollar expressed in U.S. dollars, based on information provided by the Bank of Canada, was CDN$1.00=US$0.9568.
***
     MDS has not authorized any person to make any recommendation on its behalf as to whether Shareholders should deposit or refrain from depositing Shares to the Offer or as to the price or prices at which Shareholders may choose to deposit Shares to the Offer. Shareholders should rely only on the

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information contained in the Offer to Purchase and the Circular or to which MDS has referred Shareholders. MDS has not authorized anyone to provide Shareholders with information in respect of the Offer or to make any representation in connection with the Offer other than those contained in the Offer to Purchase, the Circular and the related Letter of Transmittal. If anyone makes any recommendation or provides any information or representation in respect of the Offer, Shareholders must not rely upon that recommendation, information or representation as having been authorized by MDS or RBC Dominion Securities Inc. (“RBC”) and RBC Capital Markets Corporation (collectively, the “Dealer Managers”).

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SUMMARY TERM SHEET
     The following are some of the frequently asked questions that you, as a shareholder of MDS Inc., may have and the responses to those questions. This Summary Term Sheet highlights material information relating to this Offer, but it is not meant to be a substitute for the information contained in the Offer to Purchase, the Circular and the Letter of Transmittal. Therefore, we urge you to carefully read the Offer to Purchase, Circular and Letter of Transmittal in their entirety prior to making any decision regarding whether or not to deposit your Shares or the price or prices at which you may choose to deposit Shares to the Offer. We have included cross-references in this Summary Term Sheet to other sections of the Offer to Purchase, Circular and Letter of Transmittal where you will find a more complete discussion of the topics mentioned in this Summary Term Sheet. Unless otherwise defined in this Summary Term Sheet, capitalized terms have the meaning assigned to them under the heading “Definitions” below.
WHO IS OFFERING TO PURCHASE MY SHARES?
     MDS Inc., which we refer to as “we”, “us”, “MDS” or the “Corporation”, is offering to purchase Shares for cancellation.
WHY IS MDS MAKING THE OFFER?
     We are making the Offer because our Board of Directors believes that the Offer is the most equitable and efficient means to distribute an aggregate of US$450,000,000 in cash to Shareholders, while at the same time proportionately increasing the equity interest in the Corporation of Shareholders who do not deposit their Shares to the Offer. See Section 2 of the Circular, “Purpose and Effect of the Offer”.
WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE AND WHAT WILL BE THE FORM OF PAYMENT?
     We are conducting the Offer through a procedure called a modified “Dutch Auction”. This procedure allows you to select a price of not more than US$9.30 per Share and not less than US$8.10 per Share at which you are willing to deposit your Shares. As promptly as practicable after 5:00 p.m. (Eastern time) on March 29, 2010, we will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price (which will be not more than US$9.30 and not less than US$8.10 per Share) that we will pay for Shares validly deposited pursuant to the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$8.10 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer).
     The Purchase Price will be the lowest price per Share of not more than US$9.30 and not less than US$8.10 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer that will enable us to purchase the maximum number of Shares deposited pursuant to the Offer, having an aggregate purchase price not exceeding US$450,000,000. We will publicly announce the Purchase Price promptly after we have determined it and, upon the terms and subject to the conditions of the Offer (including the proration provisions), we will pay the Purchase Price in cash to all Shareholders who have validly deposited (and have not withdrawn) their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders, subject to applicable withholding taxes. See Section 1 of Offer to Purchase, “Purchase Price”.
IN WHAT CURRENCY WILL MDS PAY FOR THE SHARES I DEPOSIT TO THE OFFER?
     We will pay the Purchase Price and all other payments to you under the Offer in United States dollars. On February 18, 2010, the noon exchange rate for one Canadian dollar expressed in United States dollars, based on information provided by the Bank of Canada, was CDN$1.00 = US$0.9568. See “Exchange Rate Data”.

HOW MANY SHARES WILL MDS PURCHASE?
     We will purchase, at the Purchase Price, Shares validly deposited under the Offer and not withdrawn up to a maximum aggregate purchase price of US$450,000,000. Since the Purchase Price will only be determined after 5:00 p.m. (Eastern time) on March 29, 2010 (or such later date and time if the expiry time of the Offer is extended), the number of Shares that will be purchased will not be known until after that time. If the Purchase Price is determined to be US$8.10 per Share, the minimum Purchase Price under the Offer, the maximum number of Shares that will be purchased under the Offer is 55,555,555. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be US$9.30 per Share, the maximum Purchase Price under the Offer, the minimum number of Shares that will be purchased under the Offer is 48,387,096.
     As at February 18, 2010, there were 120,137,829 Shares issued and outstanding. The maximum of 55,555,555 Shares that we are offering to purchase hereunder represents approximately 46.2% of the total number of Shares issued and outstanding as at February 18, 2010. Assuming the Offer is fully subscribed, the minimum of 48,387,096 Shares that we are offering to purchase hereunder represents approximately 40.3% of the total number of Shares issued and outstanding as at February 18, 2010. See Section 2 of the Offer to Purchase, “Number of Shares; Proration”.
WHAT HAPPENS IF THE NUMBER OF SHARES DEPOSITED TO THE OFFER WOULD RESULT IN AN AGGREGATE PURCHASE PRICE OF MORE THAN US$450,000,000?
     If the number of Shares validly deposited to the Offer prior to 5:00 p.m. (Eastern time) on March 29, 2010 (and not withdrawn) pursuant to Auction Tenders at a price equal to or less than the Purchase Price and pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of US$450,000,000, then such Shares will be purchased in the following priority:
•	without proration, all Shares deposited or deemed to be deposited for purchase equal to or less than the Purchase Price by holders of odd lots of less than 100 Shares who have deposited all of their Shares to the Offer; and

•	on a pro rata basis, all other Shares validly deposited or deemed to be deposited for purchase equal to or less than the Purchase Price (subject to adjustments to avoid the purchase of fractional shares).
See Section 2 of the Offer to Purchase, “Number of Shares; Proration”.
CAN I DEPOSIT MY SHARES AT DIFFERENT PRICES?
     Yes. You can elect to deposit some of your Shares to the Offer at one price and other Shares at one or more other prices. If you desire to deposit Shares in separate lots at a different price for each lot, you must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each price at which you are depositing Shares. You may not deposit the same Shares pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price. See Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
HOW DO I DEPOSIT MY SHARES?
     In order to deposit Shares pursuant to the Offer, you must either:
•	deliver the certificate for all Shares validly deposited pursuant to the Offer in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, to the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, prior to 5:00 p.m. (Eastern time) on March 29, 2010 (or such later date and time if the expiry time of the Offer is extended); or

•	follow the guaranteed delivery procedures described under Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.

     If you wish to deposit Shares under the Offer and your Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee, you should immediately contact your nominee in order to take the necessary steps to be able to deposit your Shares under the Offer. See Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
     You may deposit Shares pursuant to the Offer either pursuant to an “Auction Tender” or a “Purchase Price Tender”. You may deposit some Shares pursuant to an Auction Tender and others pursuant to a Purchase Price Tender.
Auction Tender: If you are making an Auction Tender, you must specify the minimum price per Share (of not more than US$9.30 and not less than US$8.10 per Share, in increments of US$0.05) at which you are willing to sell your Shares to us. Shares validly deposited pursuant to an Auction Tender and not withdrawn will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price determined by us.
Purchase Price Tender: If you wish to deposit Shares but do not wish to specify a minimum price at which we may purchase such Shares, you should make a Purchase Price Tender.
     If you validly deposit Shares pursuant to an Auction Tender at US$8.10 per Share (the minimum purchase price under the Offer) or if you validly deposit Shares pursuant to a Purchase Price Tender, you can reasonably expect to have your Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the proration provisions and the preferential acceptance of odd lots).
See Section 1 of the Offer to Purchase, “Purchase Price”.
HOW LONG DO I HAVE TO DEPOSIT MY SHARES?
     You may deposit your Shares until the Offer expires. The Offer expires at 5:00 p.m. (Eastern time) on March 29, 2010, or at a later time as we may determine. If an investment dealer, stockbroker, bank, trust company or other nominee holds your Shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. You should immediately contact your investment dealer, stockbroker, bank, trust company or other nominee to find out the nominee’s deadline. See Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”.
CAN THE OFFER BE EXTENDED, VARIED OR TERMINATED?
     Yes. We may extend or vary the Offer in our sole discretion. See Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”. We can also terminate the Offer under certain circumstances. See Section 5 of the Offer to Purchase, “Conditions of the Offer”.
HOW WILL I BE NOTIFIED IF MDS EXTENDS THE OFFER?
     If we extend the Offer, we will issue a press release no later than 9:00 a.m. (Eastern time) on the next business day after the day on which the Offer was previously scheduled to expire. See Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”.
WHAT WILL HAPPEN IF I DO NOT DEPOSIT MY SHARES?
     Upon completion of the Offer, if you do not deposit your Shares to the Offer you will realize a proportionate increase in your equity interest in MDS to the extent we purchase Shares pursuant to the Offer. See Section 2 of the Circular, “Purpose and Effect of the Offer”.
ARE THERE ANY CONDITIONS TO THE OFFER?
     Yes. The Offer is subject to a number of conditions, such as the absence of court and governmental action prohibiting the Offer and the absence of changes in general market conditions or our business that, in our sole judgment, acting reasonably, make it inadvisable to proceed with the Offer. See Section 5 of the Offer to Purchase, “Conditions of the Offer”.
HOW DO HOLDERS OF VESTED BUT UNEXERCISED STOCK OPTIONS FOR SHARES PARTICIPATE IN THE OFFER?
     The Offer is for Shares only and not for options to acquire Shares. If you hold vested but unexercised stock options and wish to participate in the Offer, you must exercise your stock options in accordance with their terms and, upon the issuance of the underlying Shares, deposit the underlying Shares to the Offer. If you are a holder of vested but unexercised stock options, you should follow the instructions sent to you by the administrator of the stock option plan. You cannot revoke your exercise of a stock option even if we do not purchase the Shares received by you upon exercise thereof and deposited by you to the Offer.
     Holders of stock options who exercise options and then deposit the underlying Shares to the Offer may suffer adverse tax consequences. The tax consequences of exercising or not exercising stock options are not described under Section 8 of the Circular, “Tax Consequences”. Option holders are urged to seek tax advice from their own tax advisors in this regard.
HOW DO PARTICIPANTS IN MDS EMPLOYEE PLANS PARTICIPATE IN THE OFFER?
     If you are a participant in one or more of the MDS Employee Plans and you beneficially own Shares under one or more of these plans and you wish to have the administrator of these plan(s) deposit or otherwise tender Shares that are allocated to or held in your accounts you should complete, execute and return the election form included with the letter furnished to you (printed on purple paper, in the case of the Employee Share Ownership Plan, on green paper, in the case of the Group Retirement Savings Plan, on pink paper, in the case of the Deferred Profit Sharing Plan and on white paper, in the case of the 401(k) Plan) to the person or company indicated on such form, who will tabulate the results of all the election forms and communicate these results to the trustee or custodian of the MDS Employee Plan in question. Participants in MDS Employee Plans are urged to read the separate election forms and related materials carefully. Any of your Shares held in an MDS Employee Plan deposited or otherwise tendered but not purchased under the Offer will be returned to your MDS Employee Plan account by the administrator of the plan(s). See Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
ONCE I HAVE DEPOSITED SHARES TO THE OFFER, CAN I WITHDRAW MY SHARES?
     Yes. You may withdraw Shares deposited pursuant to the Offer (i) at any time that your Shares have not been taken up by us; (ii) at any time before the expiration of ten days from the date that a notice of change or variation (other than a variation that (a) consists solely of an increase in the consideration offered for your Shares under the Offer where the time for deposit is not extended for greater than ten days, or (b) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”; (iii) if your Shares have not been paid for by us within three business days after having been taken up; and (iv) if we have not accepted your Shares for payment within forty business days of the commencement of the Offer. See Section 4 of the Offer to Purchase, “Withdrawal Rights”.
HOW DO I WITHDRAW SHARES I PREVIOUSLY DEPOSITED?
     For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. Some additional requirements apply if the certificates representing the Shares to be withdrawn have been delivered to the Depositary. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice. See Section 4 of the Offer to Purchase, “Withdrawal Rights”.

WHAT DO I DO IF I OWN AN “ODD LOT” OF SHARES?
     If you beneficially own in the aggregate fewer than 100 Shares as of the close of business on March 29, 2010 (or the date of expiry of the Offer if the expiry time of the Offer is extended) and you validly deposit all such Shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender, we will purchase all of your Shares without proration (but otherwise subject to the terms and conditions of the Offer). If you own an “odd lot” of Shares, you must check (or tick) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 2 of the Offer to Purchase, “Number of Shares; Proration”.
WHEN WILL MDS PAY FOR THE SHARES I DEPOSIT?
     We will publicly announce the Purchase Price promptly after we have determined it and will take up and pay for Shares to be purchased pursuant to the Offer promptly after 5:00 p.m. (Eastern time) on March 29, 2010 (or such later date and time if the expiry time of the Offer is extended), but in any event not later than ten days after such time. We will pay for such Shares within three business days after taking up the Shares. See Section 6 of the Offer to Purchase, “Acceptance for Payment and Payment for Shares”.
WHAT IS THE RECENT MARKET PRICE OF THE SHARES?
     On February 18, 2010, the last full Trading Day prior to the announcement of the Offer, the closing prices of the Shares on the TSX and the NYSE were CDN$8.44 and US$8.10, respectively. You should obtain current market quotations for the Shares before deciding whether and at which price or prices to deposit your Shares. See Section 4 of the Circular, “Price Range of Shares; Dividends; Previous Purchases and Sales of Shares”.
WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I DEPOSIT MY SHARES?
     If you are a registered Shareholder and you deposit your Shares directly to the Depositary, you will not incur any brokerage commissions. If you hold Shares through an investment dealer, broker, bank, trust company or other nominee, we urge you to consult your nominee to determine whether you will incur any transaction costs. See Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
WHAT ARE THE INCOME TAX CONSEQUENCES IF I DEPOSIT MY SHARES?
     You are urged to carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, “Tax Consequences”. You are also urged to consult your own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to your particular circumstances.
     The number of Shares that MDS will purchase from a Shareholder who is a U.S. Holder may affect the United States federal income tax consequences to the Shareholder of such purchase and therefore may be relevant to a Shareholder’s decision whether to deposit Shares. See Section 8 of the Circular, “Tax Consequences — Material United States Federal Income Tax Consequences to U.S. Holders”.
HAS MDS OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?
     Our Board of Directors has approved the Offer. However, neither we nor any member of our Board of Directors makes any recommendation to you as to whether you should deposit or refrain from depositing Shares under the Offer. You must decide for yourself whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices, if any. See Section 2 of the Circular, “Purpose and Effect of the Offer”.
WILL MDS’S DIRECTORS, OFFICERS OR SIGNIFICANT SHAREHOLDERS DEPOSIT SHARES TO THE OFFER?
     To our knowledge, after reasonable inquiry, none of our directors or officers and no associate of any of our directors or officers, will be depositing any Shares pursuant to the Offer.

     MDS has no knowledge, after reasonable inquiry, regarding whether ValueAct Capital Master Fund, L.P. (“ValueAct”), which beneficially owns or exercises control or direction over 23,107,700 Shares, representing approximately 19.23% of the issued and outstanding Shares as at February 18, 2010, intends to deposit any Shares pursuant to the Offer. In the event that ValueAct does not deposit any Shares pursuant to the Offer and the Offer is successful, ValueAct’s direct or indirect voting interest in the Corporation will increase to a greater or lesser extent, depending upon whether more or less Shares are purchased by us pursuant to the Offer.
HOW WILL MDS PAY FOR THE SHARES?
     We will fund any purchase of Shares pursuant to the Offer, including related fees and expenses, from cash on hand. The Offer is not conditional upon the receipt of financing. See Section 10 of the Circular, “Source of Funds”.
WILL MDS HAVE SUFFICIENT FINANCIAL RESOURCES REMAINING UPON COMPLETION OF THE OFFER?
     After giving effect to the Offer, we believe that we will continue to have sufficient financial resources and working capital to conduct our ongoing business and operations. See Section 2 of the Circular, “Purpose and Effect of the Offer”.
FOLLOWING THE OFFER, WILL MDS CONTINUE AS A PUBLIC COMPANY?
     We intend to continue as a public company following the completion of the Offer. We do not believe that the purchase of Shares under the Offer will cause the remaining Shares to be delisted from the TSX or the NYSE or cause us to be eligible for deregistration in the United States under the Exchange Act. See Section 2 of the Circular, “Purpose and Effect of the Offer”.
WHAT IMPACT WILL THE OFFER HAVE ON THE LIQUIDITY OF THE MARKET FOR THE SHARES?
     Our Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for Shareholders who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. See Section 2 of the Circular, “Purpose and Effect of the Offer — Liquidity of Market”.
WHOM CAN I TALK TO IF I HAVE QUESTIONS?
     For further information regarding the Offer, you may contact RBC or RBC Capital Markets Corporation, or consult your own broker or other professional advisors. The telephone numbers of RBC and RBC Capital Markets Corporation are set forth on the back cover of this Offer to Purchase and Circular.
***
     We have not authorized any person to make any recommendation on our behalf as to whether Shareholders should deposit or refrain from depositing Shares to the Offer or as to the price or prices at which Shareholders may choose to deposit Shares to the Offer. Shareholders should rely only on the information contained in the Offer to Purchase and the Circular or to which we have referred Shareholders. We have not authorized anyone to provide Shareholders with information in respect of the Offer or to make any representation in connection with the Offer other than those contained in the Offer to Purchase, the Circular and the related Letter of Transmittal. If anyone makes any recommendation or provides any information or representation in respect of the Offer, Shareholders must not rely upon that recommendation, information or representation as having been authorized by us, RBC or RBC Capital Markets Corporation.

DEFINITIONS
     In the Offer to Purchase and the Circular, including the Summary Term Sheet, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:
“401(k) Plan” means the 401(k) Plan of the Corporation;
“AT Business” means, prior to the completion of the AT Sale, the business of MDS Analytical Technologies which includes the research, development, design, manufacture and marketing of software, consumables, reagents, instruments and after-market parts for mass spectrometry, drug discovery and bioresearch, including the assets of the Corporation used in that business and the Corporation’s interests in MDS Analytical Technologies (US) Inc., Applied Biosystems/MDS Analytical Technologies Instruments, an Ontario partnership and PE Sciex Instruments, an Ontario partnership;
“AT Sale” means the sale of the AT Business to the Buyer pursuant to the terms and conditions of a stock and asset purchase agreement dated September 2, 2009 among MDS, MDS Life Sciences (Singapore) Pte. Ltd., MDS (US) Inc., Laboratoires MDS Québec Ltée, Danaher and the Buyer, a copy of which is available at www.sedar.com and www.sec.gov/edgar.html;
“Auction Tender” means a deposit of Shares made by a Shareholder pursuant to the Offer where that Shareholder specifies a minimum tender price (of not more than US$9.30 and not less than US$8.10 per Share, in increments of US$0.05 per Share) at which that Shareholder is willing to have all such Deposited Shares purchased by the Corporation;
“Board of Directors” means the board of directors of MDS;
“Buyer” means DH Technologies Development Pte Ltd., an indirect wholly-owned subsidiary of Danaher;
“Canada-U.S. Treaty” has the meaning ascribed thereto under Section 8 of the Circular, “Tax Consequences — Certain Canadian Federal Income tax Considerations — Non-Residents of Canada”;
“CDS” means CDS Clearing and Depository Services Inc.;
“Circular” means the issuer bid circular accompanying the Offer to Purchase;
“Code” has the meaning ascribed thereto under Section 8 of the Circular, “Tax Consequences — Material United States Federal Income Tax Consequences to U.S. Holders”;
“Corporation” and “MDS” mean MDS Inc.;
“CRA” means the Canada Revenue Agency;
“CRO” means a contract research organization, being a company that conducts research on behalf of a pharmaceutical or biotechnology company;
“Danaher” means Danaher Corporation;
“Dealer Managers” means RBC and RBC Capital Markets Corporation;
“Deferred Profit Sharing Plan” means the restated Deferred Profit Sharing Plan of the Corporation;
“Depositary” means CIBC Mellon Trust Company;
“Deposited Shares” means Shares validly deposited pursuant to the Offer and not withdrawn;

“DSU” means a deferred share unit issued under the Corporation’s Deferred Share Unit Plan for Non-Executive Directors;
“DTC” means the Depository Trust Company;
“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in the United States;
“Employee Share Ownership Plan” means the Amended and Restated Employee Share Ownership Plan of the Corporation;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“Expiration Date” means March 29, 2010, unless MDS, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” shall refer to the date on which the Offer, as so extended by MDS, will expire;
“Expiration Time” means 5:00 p.m. (Eastern time) on the Expiration Date;
“Group Retirement Savings Plan” means the Group Registered Retirement Savings Plan of the Corporation;
“IRS” means Internal Revenue Service of the United States;
“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) in the form accompanying the Offer to Purchase;
“MDS Employee Plans” means, collectively, the Deferred Profit Sharing Plan, the Employee Share Ownership Plan, the 401(k) Plan and the Group Retirement Savings Plan and “MDS Employee Plan” means any one of them;
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and l’Autorité des marchés financiers (Québec);
“Non-Resident Shareholder” has the meaning ascribed thereto under Section 8 of the Circular, “Tax Consequences — Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada”;
“Notice of Guaranteed Delivery” means the notice of guaranteed delivery (printed on blue paper) in the form accompanying the Offer to Purchase;
“NYSE” means the New York Stock Exchange;
“Offer” means the offer by MDS to purchase, for not more than US$450,000,000 in cash, up to 55,555,555 Shares hereunder at a Purchase Price per Share of not more than US$9.30 and not less than US$8.10, on and subject to the terms and conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal;
“Offer to Purchase” means the offer to purchase which is accompanied by the Circular, and which, together with the Letter of Transmittal, sets forth the terms and conditions of the Offer;
“PFIC” has the meaning ascribed thereto under Section 8 of the Circular, “Tax Consequences — Material United States Federal Income Tax Consequences to U.S. Holders — U.S. Holders Who Receive Cash Pursuant to the Offer — Passive Foreign Investment Company”;

“PSU” means a performance share unit issued under the Corporation’s mid-term incentive plan;
“Purchase Price” means the price per Share (being not more than US$9.30 and not less than US$8.10 per Share) that MDS will pay for Deposited Shares, taking into account the number of Deposited Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders making Auction Tenders;
“Purchase Price Tender” means a deposit (or deemed deposit) of Shares made by a Shareholder where that Shareholder does not specify a price for the purchase of Shares by MDS but rather agrees to have the Shareholder’s Shares purchased for the Purchase Price as determined under the Offer;
“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;
“Resident Shareholder” has the meaning ascribed thereto under Section 8 of the Circular, “Tax Consequences — Certain Canadian Federal Income Tax Considerations — Residents of Canada”;
“SEC” means the United States Securities and Exchange Commission;
“Shareholder” means a holder of Shares;
“Shares” means the common shares in the capital of MDS;
“Stock Dividend Plan” means the Amended and Restated Stock Dividend and Share Purchase Plan of the Corporation;
“Stock Option Plan” means the MDS Inc. Stock Option Plan;
“Tax Act” means the Income Tax Act (Canada), as amended;
“Trading Day” means any day on which trading occurs on the TSX and the NYSE;
“TSX” means the Toronto Stock Exchange;
“U.S. Holder” has the meaning ascribed thereto under Section 8 of the Circular, “Tax Consequences — Material United States Federal Income Tax Consequences to U.S. Holders”; and
“ValueAct” means ValueAct Capital Master Fund, L.P.

OFFER TO PURCHASE
To the Shareholders of MDS Inc.:
     MDS hereby offers to purchase from Shareholders up to 55,555,555 Shares pursuant to (i) Auction Tenders at prices per Share of not more than US$9.30 and not less than US$8.10, in increments of US$0.05 per Share, as specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by MDS should make a Purchase Price Tender.
     THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED TO THE OFFER. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THIS OFFER TO PURCHASE, “CONDITIONS OF THE OFFER”.
     All Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described herein. Registered Shareholders who deposit their Shares directly to the Depositary will not incur any brokerage commissions. Shareholders who hold Shares through an investment dealer, broker, bank, trust company or other nominee are urged to consult with their nominee to determine whether they will incur any transaction costs. See Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
     The Offer is for Shares and not for options to acquire Shares. If you hold vested but unexercised stock options and wish to participate in the Offer, you may exercise the stock options in accordance with their terms and, upon the issuance of the underlying Shares, deposit the underlying Shares to the Offer. Any such exercise must be completed sufficiently in advance of the Expiration Date to ensure that the underlying Shares are issued in sufficient time to be deposited to the Offer in accordance with the procedures described under Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”. The exercise of an option cannot be revoked even if the Shares received upon exercise and deposited to the Offer are not accepted for any reason. In addition, holders of stock options who exercise options and then deposit the underlying Shares to the Offer may suffer adverse tax consequences. The tax consequences of exercising or not exercising stock options are not described under Section 8 of the Circular, “Tax Consequences”. Option holders are urged to seek tax advice from their own tax advisors in this regard.
     Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to proration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
     Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares under the Offer. No person has been authorized to make any such recommendation. Shareholders must decide for themselves whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices, if any. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and the Circular and consult their own investment and tax advisors.
     This Offer to Purchase, together with the accompanying Circular and Letter of Transmittal, contains important information and should be read carefully before making a decision with respect to the Offer.

1. PURCHASE PRICE
     As promptly as practicable following the Expiration Time, MDS will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price (which will be not more than US$9.30 and not less than US$8.10 per Share) that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$8.10 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than US$9.30 and not less than US$8.10 per Share at which Shares have been deposited or have been deemed to be deposited under the Offer that will enable MDS to purchase the maximum number of Deposited Shares having an aggregate purchase price not exceeding US$450,000,000.
     As promptly as practicable after determining the Purchase Price, MDS will publicly announce the Purchase Price and all Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and the preferential acceptance of odd lots described below. See Section 2 of the Offer to Purchase, “Number of Shares; Proration”.
     The Purchase Price will be denominated in United States dollars and all payments to Shareholders under the Offer will be made in United States dollars.
     Shareholders validly depositing Shares pursuant to Auction Tenders at US$8.10 per Share (the minimum purchase price under the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to provisions relating to proration and the preferential acceptance of odd lots described below).
2. NUMBER OF SHARES; PRORATION
     MDS will purchase, upon the terms and subject to the conditions of the Offer, at the Purchase Price, Shares validly deposited under the Offer up to a maximum aggregate purchase price of US$450,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be US$8.10 per Share, the minimum purchase price under the Offer, the maximum number of Shares that will be purchased under the Offer is 55,555,555. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be US$9.30 per Share, the maximum purchase price under the Offer, the minimum number of Shares that will be purchased under the Offer is 48,387,096.
     As at February 18, 2010, there were 120,137,829 Shares issued and outstanding. The maximum of 55,555,555 Shares that MDS is offering to purchase hereunder represents approximately 46.2% of the total number of Shares issued and outstanding as at February 18, 2010. Assuming the Offer is fully subscribed, the minimum of 48,387,096 Shares that MDS is offering to purchase hereunder represents approximately 40.3% of the total number of Shares issued and outstanding as at February 18, 2010.
     If the aggregate purchase price (calculated at the Purchase Price per Share) for Shares validly deposited prior to the Expiration Time (and not withdrawn in accordance with Section 4 of the Offer to Purchase, “Withdrawal Rights”) pursuant to Auction Tenders at prices equal to or less than the Purchase Price and pursuant to Purchase Price Tenders is less than or equal to US$450,000,000, MDS will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Deposited Shares.
     If the number of Shares validly deposited prior to the Expiration Time (and not withdrawn in accordance with Section 4 of the Offer to Purchase, “Withdrawal Rights”) pursuant to Auction Tenders at prices equal to or less than the Purchase Price and pursuant to Purchase Price Tenders would result in an aggregate purchase price in excess of US$450,000,000, then such Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited or deemed to be deposited at prices equal to or less than the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that odd lot deposits will not be subject to proration. For the purposes of the foregoing, an odd lot deposit is a deposit by a Shareholder owning in the aggregate fewer than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at a price or prices equal to or less than the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Time and who checks (or ticks) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, odd lots will be accepted for purchase before any proration.
     As described in Section 8 of the Circular, “Tax Consequences — Material United States Federal Income Tax Consequences to U.S. Holders”, the number of Shares that MDS will purchase from a Shareholder who is a U.S. Holder may affect the United States federal income tax consequences to the Shareholder of such purchase and therefore may be relevant to a Shareholder’s decision whether to deposit Shares.
3. PROCEDURE FOR DEPOSITING SHARES
     Proper Deposit of Shares. To deposit Shares pursuant to the Offer, (i) the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and Circular, prior to the Expiration Time, or (ii) the guaranteed delivery procedure described below must be followed.
     In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in the box captioned “Type of Tender” on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, (a) whether Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender, (b) if an Auction Tender is made, the price (in multiples of US$0.05 per Share) at which such Shares are being deposited, and (c) whether the Shareholder is making an odd lot deposit in accordance with Instruction 7 of the Letter of Transmittal.
     Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.
     A Shareholder desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each price at which the Shareholder is depositing Shares. The same Shares cannot be deposited pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.
     CDS and DTC will be issuing instructions to their respective participants as to the method of depositing Shares under the terms of the Offer. A Shareholder who wishes to deposit Shares under the Offer and whose Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.
     MDS Employee Plan Participants. Employee participants in one or more of the MDS Employee Plans who beneficially own Shares under such plans and who wish to have the administrator of such plan(s) deposit or otherwise tender Shares that are allocated to or held in their MDS Employee Plan accounts should so indicate by completing, executing and returning the election form included with the letter furnished to such participants (printed on purple paper, in the case of the Employee Share Ownership Plan, on green paper, in the case of the Group Retirement Savings Plan, on pink paper, in the case of the Deferred Profit Sharing Plan, and on white paper, in case of the 401(k) Plan) to the person or company indicated on such form, who will in turn tabulate the results of all such election forms and communicate these results to the trustee or custodian of the MDS Employee Plan in question. Participants in MDS Employee Plans are urged to read the separate election form and related materials carefully. Any MDS Employee Plan Shares deposited or otherwise tendered but not purchased under the Offer will be returned to the participant’s MDS Employee Plan account by the administrator of the plan(s).

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited therewith and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the person signing the Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.
     Method of Delivery. The method of delivery of Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary at or prior to the Expiration Time. Delivery will only be made upon actual receipt of such Shares by the Depositary.
     Guaranteed Delivery. If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary prior to the Expiration Time, such Shares may nevertheless be deposited if all of the following conditions are met:
(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, or an executed facsimile thereof, substantially in the form provided by MDS (indicating the type of deposit and, in the case of an Auction Tender, the price at which the Shares are being deposited) is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiration Time; and

(c)	the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its address as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Eastern time), on or before the third Trading Day after the Expiration Date.
     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the mailing address of the Depositary in Toronto, Ontario as set out therein and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
     Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if required, and any other documents required by the Letter of Transmittal.
     Determination of Validity. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any Deposited Shares, will be determined by MDS, in its sole discretion, which determination shall be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction. MDS reserves the absolute right to reject any or all deposits of Shares judged by it not to be in proper form or which, in the opinion of its counsel, may be unlawful for it to accept under the laws of any jurisdiction. MDS also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of MDS, the Dealer Managers, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. MDS’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.
     Under no circumstances will interest accrue or be paid by MDS or the Depositary on the Purchase Price to any person depositing Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures, and the payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by MDS.
     Formation of Agreement. The valid deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and MDS, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.
     Prohibition on “Short” Tenders. It would be a violation of Section 14(e) of the Exchange Act, and Rule 14e-4 promulgated thereunder, for a person, including any Shareholder, directly or indirectly, to deposit Shares for a person’s own account unless, at the time of the deposit and at the end of the proration period, such person (i) has a net long position equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the number of Shares deposited and upon acceptance of such person’s deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities, and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to MDS pursuant to any procedures described herein will constitute a representation by such Shareholder that, (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4, and (ii) the deposit of such Shares complies with Rule 14e-4.
4. WITHDRAWAL RIGHTS
     Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the relevant Shareholder: (i) at any time that the Shares have not been taken up by MDS; (ii) at any time before the expiration of ten days from the date that a notice of change or variation (other than a variation that (a) consists solely of an increase in the consideration offered for the Shares under the Offer where the time for deposit is not extended for greater than ten days, or (b) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 7 of the Offer to Purchase, “Extension and Variation of the Offer”; (iii) if the Shares have not been paid for by MDS within three business days after having been taken up; and (iv) if MDS has not accepted the Shares for payment within forty business days of the commencement of the Offer.
     For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares deposited by an Eligible Institution. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.
     A Shareholder who wishes to withdraw Shares from the Offer where the Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should immediately contact such nominee in order to take the steps necessary to withdraw such Shares from the Offer. Participants in CDS and DTC should contact these depositaries with respect to the withdrawal of Shares from the Offer.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by MDS, in its sole discretion, which determination shall be final and binding on all parties. None of MDS, the Dealer Managers, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.
     Any Shares properly withdrawn will thereafter be deemed not to have been deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”.
     If MDS extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to MDS’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of MDS all Deposited Shares, and such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described in this Section 4 of the Offer to Purchase, “Withdrawal Rights”. Such retention is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that MDS pays the consideration offered or returns the Shares deposited promptly after termination or withdrawal of the Offer.
5. CONDITIONS OF THE OFFER
     Notwithstanding any other provision of the Offer, MDS shall not be required to accept for purchase, purchase or pay for any Shares deposited under the Offer, and may withdraw, terminate, cancel or amend the Offer, or may postpone the payment for Shares deposited under the Offer if, at or prior to the Expiration Time, any of the following events shall have occurred (as determined by MDS, in its sole judgement, acting reasonably):
(a)	there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction: (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Shares by MDS or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) seeking material damages or that otherwise, in the sole judgment of MDS, acting reasonably, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of MDS or its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to MDS;

(b)	there shall be any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or MDS or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency or any statute, rule or regulation shall become operative or applicable in any jurisdiction that, in the sole judgment of MDS, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or that, in the sole judgement of MDS, acting reasonably, would or might prohibit, prevent, restrict or delay consummation of the Offer or would or might materially impair the contemplated benefits of the Offer to MDS;

(c)	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) a natural disaster or the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada, the United States or any other country or region which MDS or its subsidiaries maintain significant business activities, or, in the case of an existing war, armed hostilities or other international or national calamity directly or indirectly involving Canada, the United States or any other country or region which MDS or its subsidiaries maintain significant business activities at the commencement of the Offer, a material escalation thereof, (iv) any limitation by any government or governmental authority regulatory or administrative authority or agency or any other event that, in the sole judgment of MDS, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any change in general political, market, economic or financial conditions that has or may have a material adverse effect on MDS’s business, operations or prospects or the trading in, or value of, the Shares, (vi) any material decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies (including, without limitation, an amount greater than 10%) since the close of business on February 18, 2010, or (vii) any decrease in the market price of the Shares by a significant amount (including, without limitation, an amount greater than 10%) since the close of business on February 18, 2010;
(d)	any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of MDS or its subsidiaries that, in the sole judgment of MDS, acting reasonably, has, have or may have material adverse significance with respect to MDS or its subsidiaries taken as a whole;

(e)	any take-over bid or tender or exchange offer with respect to some or all of the securities of MDS, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving MDS or any of its subsidiaries, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f)	MDS shall have determined, in its sole judgment, acting reasonably, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Share by MDS pursuant to the Offer, determined without reference to the Offer;

(g)	MDS shall have concluded, in its sole judgment, acting reasonably, that the Offer or the taking up and payment for any or all of the Shares by the Corporation is illegal or otherwise not in compliance with applicable laws, or that necessary exemptions under applicable securities legislation in Canada, including exemptions from the obligation to take up Shares in the event that the Offer is extended in certain circumstances, are not available on acceptable terms to the Corporation in respect of the Offer and, if required under any such legislation, the Corporation shall not have received the necessary exemptions from or waivers of the appropriate courts or securities regulatory authorities in respect of the Offer;

(h)	any change shall have occurred or been proposed to the Tax Act or the Internal Revenue Code (United States) or the publicly available administrative policies or assessing practices of the CRA or the IRS that, in the sole judgment of the Corporation, acting reasonably, is materially adverse to MDS or its subsidiaries taken as a whole or to any Shareholder, or with respect to the making of the Offer or taking up and paying for Shares under the Offer;

(i)	MDS shall have determined, in its sole judgment, acting reasonably, that MDS would be subject to Part VI.1 tax under the Tax Act in connection with the Offer; or

(j)	MDS shall have concluded, in its sole judgment, acting reasonably, that the purchase of Shares pursuant to the Offer will constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act.
     Any waiver of a condition by MDS, or the withdrawal of the Offer by MDS, shall be deemed to be effective on the date on which written notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. MDS, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the

NYSE and the Canadian and United States securities regulatory authorities. If the Offer is withdrawn, MDS shall not be obligated to take up, accept for purchase or pay for any of the Deposited Shares, and the Depositary will, as soon as practicable, return all certificates for Deposited Shares and Letters of Transmittal and any related documents to the parties by whom they were deposited.
     The foregoing conditions are for the sole benefit of MDS and may be asserted by MDS, in its sole discretion, acting reasonably, regardless of the circumstances giving rise to any such conditions, or may be waived by MDS in its sole discretion, in whole or in part prior to the Expiration Date without prejudice to any other rights which the Corporation may have, provided that any condition waived in whole or in part will be waived with respect to all Shares deposited to the Offer. The failure by MDS at any time to exercise its rights under any of the foregoing conditions shall not constitute a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances shall not constitute a waiver with respect to any other facts and circumstances. MDS confirms that if it fails to exercise or waives a condition of the Offer, the Corporation may be required, depending on the materiality of such failure or waiver and the number of days remaining in the Offer, to extend the Offer and circulate new disclosure to Shareholders. Any determination by MDS concerning the events described in this Section shall be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.
6. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES
     Promptly after it has determined the Purchase Price in accordance with Section 1 of the Offer to Purchase, “Purchase Price”, MDS will publicly announce the Purchase Price and will take up and pay for Shares to be purchased pursuant to the Offer promptly after the Expiration Time, but in any event not later than ten days after such time. MDS will pay for such Shares within three business days after taking up the Shares.
     Number of Shares. For purposes of the Offer, MDS will be deemed to have accepted for payment, subject to proration and the preferential acceptance of odd lots, Shares deposited and not withdrawn pursuant to Auction Tenders equal to or less than the Purchase Price and pursuant to Purchase Price Tenders if, as and when MDS gives written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.
     Payment. The Purchase Price will be denominated in United States dollars and all payments to Shareholders under the Offer will be made in United States dollars.
     Payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from MDS and transmitting such payment to the depositing Shareholders. Under no circumstances will interest accrue or be paid by MDS or the Depositary on the Purchase Price to any person depositing Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures.
     In the event of proration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, MDS will determine the proration factor and pay for those Deposited Shares accepted for payment promptly after the Expiration Date. However, MDS does not expect to be able to announce the final results of any such proration for at least three business days after the Expiration Date.
     Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to proration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
     The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the boxes captioned “Special Payment Instructions” and/or “Special Delivery

Instructions” in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares.
     The Depositary will forward, at the Corporation’s expense, cheques and certificates representing all Shares not purchased by first-class insured mail, postage pre-paid, to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned “Special Delivery Instructions” in such Letter of Transmittal. See Section 8 of the Offer to Purchase, “Payment in the Event of Mail Service Interruption”, in the event of real or possible mail service interruption.
7. EXTENSION AND VARIATION OF THE OFFER
     MDS expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer to Purchase, “Conditions of the Offer”, shall have been satisfied, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 10 of the Offer to Purchase, “Notice”, to all Shareholders. Promptly after giving notice of an extension or variation to the Depositary, MDS will make a public announcement of the extension or variation (such announcement, in the case of an extension, to be issued by press release no later than 9:00 a.m. (Eastern time) on the next business day after the last previously scheduled or announced Expiration Date) and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE and the Canadian and United States securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.
     Where the terms of the Offer are varied (other than a variation consisting solely of (i) an increase in the cash consideration offered for the Shares in the Offer where the time for deposit is not extended for more than ten business days, or (ii) the waiver of a condition of the Offer), the period during which Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by MDS in accordance with the terms of the Offer, subject to Section 4 of the Offer to Purchase, “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by MDS of its rights under Section 5 of the Offer to Purchase, “Conditions of the Offer”.
     If, prior to the Expiration Time, a variation in the terms of the Offer increases the consideration offered to Shareholders by MDS, such increase shall be applicable to all Deposited Shares that are taken up pursuant to the Offer.
     MDS has filed an exemptive relief application with securities regulatory authorities in Canada to permit MDS to extend the Offer, in circumstances in which all of the terms and conditions of the Offer have either been satisfied or waived by MDS, without first taking up Shares which have been deposited (and not withdrawn) before the Offer was previously scheduled to expire. If such regulatory relief is not obtained, MDS will not be permitted to extend the Offer in the event the Offer is undersubscribed on the original Expiration Date and all conditions of the Offer have been satisfied or waived by MDS.
     MDS also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Shares upon the occurrence of any of the events specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, or (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares MDS may purchase or the range of prices it may pay pursuant to the Offer, subject to compliance with applicable Canadian and United States securities legislation.
     Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which MDS may choose to make any public announcement, except as provided by applicable law, MDS shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, Canada NewsWire.
     If, prior to the Expiration Time or after the Expiration Time but before the expiry of all rights to withdraw Shares deposited to the Offer, a change (other than a change that is not within the control of MDS or its affiliates) has occurred in the information set forth in the Offer to Purchase, the Circular or in any notice of change or variation that would reasonably be expected to affect the decision of Shareholders to accept the Offer, MDS will cause a notice of change to be delivered to all Shareholders and will extend the time during which the Offer is open to the extent required under applicable Canadian and United States securities legislation.
8. PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION
     Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if MDS determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until MDS has determined that delivery by mail will no longer be delayed. MDS will provide notice as provided under Section 10 of the Offer to Purchase, “Notice”, of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit by MDS of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them and payment for the Shares will be deemed to have been made immediately upon such deposit.
9. LIENS; DIVIDENDS
     Shares acquired pursuant to the Offer shall be acquired by MDS free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.
10. NOTICE
     Any notice to be given by MDS or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite, (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, MDS will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which MDS or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe & Mail or the National Post, in a French language daily newspaper of general circulation in Montreal, Québec and in the Wall Street Journal. Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until physically received at the office of the Depositary.
11. OTHER TERMS
(a)	No broker, dealer or other person has been authorized to give any information or to make any representation in connection with the Offer other than as contained in the Offer to Purchase, the Circular and the related Letter of Transmittal, and, if anyone makes any recommendation or provides any information or representation in respect of the Offer other than as contained in the Offer to Purchase, the Circular and the related Letter of Transmittal, Shareholders must not rely upon that recommendation, information or representation as having been authorized by MDS or the Dealer Managers.

(b)	The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(c)	MDS, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the pro rata entitlement of each depositing Shareholder, if applicable, and the validity of any withdrawals of Shares, except in each case as otherwise finally determined in a subsequent judicial proceeding in a court of competent jurisdiction.

(d)	The Offer is not being made to Shareholders residing in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. MDS may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in any such jurisdiction.
     The accompanying Circular, together with the Offer to Purchase, constitutes the issuer bid circular required under Canadian and United States securities legislation with respect to the Offer.
     Shareholders are urged to carefully review the accompanying Circular and Letter of Transmittal for additional information relating to the Offer and MDS.
Dated: February 19, 2010

MDS INC.

“Steven West” Steven West
Chief Executive Officer

CIRCULAR
     This Circular is being furnished in connection with the accompanying Offer to Purchase relating to the offer to purchase by MDS for not more than US$450,000,000 in cash, up to 55,555,555 Shares for not more than US$9.30 and not less than US$8.10 per Share. Capitalized terms used in this Circular, unless otherwise defined herein, have the meanings given to them above under the heading “Definitions” in the Offer to Purchase. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of the terms and conditions of the Offer.
1. CERTAIN INFORMATION CONCERNING MDS INC.
     MDS was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name “Medical Data Sciences Limited”. The Corporation changed its name to “MDS Health Group Limited” in April 1973 and to “MDS Inc.” in November 1996. MDS was continued under the Canada Business Corporations Act in October 1978.
     The head office of the Corporation, and its principal place of business, is located at 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, Canada, L4W 4X7. The telephone number of the Corporation at its head office is (905) 267-4222 and the fax number is (905) 267-4277.
     MDS is a global life sciences company that provides market-leading products and services that its customers need for the development of drugs and the diagnosis and treatment of disease. The Corporation’s main businesses are its two life sciences business units: MDS Nordion, which provides isotopes for molecular imaging, sterilization technologies and radiotherapeutics; and MDS Pharma Services, which provides pharmaceutical research services through its Early Stage business. As described below, MDS has entered into agreements to sell substantially all of its remaining MDS Pharma Services business. See Section 1 of the Circular, “Certain Information Concerning MDS Inc. — Recent Events”.
     MDS Nordion develops, manufactures, and processes radioactive isotopes with related technologies to produce products that include (i) medical isotopes that are used alone or coupled to target molecules for use in molecular imaging, clinical research, diagnosis of cardiac function or other diseases, and treatment of diseases such as cancer; (ii) industrial isotopes and production irradiators for the sterilization of disposable medical products and food, and isotopes and equipment for non-destructive industrial testing; and (iii) radiopharmaceutical products developed by MDS Nordion, or in collaboration with the Corporation’s partners, for targeted imaging in diagnosis and targeted therapy for treatment of disease.
     MDS Pharma Services is a global provider of early stage drug discovery and development services to the pharmaceutical, biotechnology, and generic industries. MDS has provided services to pharmaceutical manufacturers since 1992, beginning as a centralized support laboratory providing testing services in connection with Phase III clinical trials. MDS Pharma Services is now one of the top three contract research organizations (or “CROs”) in the pre-clinical and early clinical segment of the Early Stage market.
     MDS has announced that as a result of its strategic repositioning and the ongoing focus on the Nordion business, it intends to change the name of the Corporation to “Nordion Inc.” subject to receipt of shareholder approval at the Corporation’s annual and special meeting of shareholders on March 11, 2010.
     The authorized share capital of the Corporation consists of an unlimited number of Shares, without par value. As at February 18, 2010, 120,137,829 Shares were issued and outstanding. The Shares are posted and listed for trading on both the TSX and the NYSE under the symbols “MDS” and “MDZ”, respectively.
     Recent Events. On November 2, 2009, the Corporation announced the completion of its previously announced sale of its Central Labs operations, which conduct analyses of samples from late-stage clinical trials, to Czura Thornton, a private investment group based in Jersey, Channel Islands.

     On January 8, 2010, the Corporation appointed Steven West as Chief Executive Officer and director of MDS, replacing Stephen P. DeFalco. The Corporation also announced that effective February 1, 2010, Peter Dans would become Chief Financial Officer. Douglas Prince, the former Executive Vice-President and Chief Financial Officer, is expected to leave the organization in March 2010.
     On February 1, 2010, the Corporation announced the completion of the previously announced sale of its AT Business to DH Technologies Development Pte Ltd. (the “Buyer”), an indirect wholly-owned subsidiary of Danaher, for US$650 million in cash, subject to adjustments. The AT Sale was the result of a comprehensive review of strategic alternatives conducted under the direction and supervision of a special committee of independent directors of the Corporation, working with management and financial and legal advisors.
     Concurrent with the closing of the AT Sale, Danaher also purchased the portion of the Applied Biosystems/MDS Analytical Technologies Instruments mass spectrometry joint-venture partnership held by Life Technologies Corporation.
     Also, concurrent with the closing of the AT Sale, MDS terminated its CDN$500 million revolving credit facility with a bank lending syndicate. The credit facility was undrawn.
     On February 3, 2010, the Corporation redeemed its outstanding senior unsecured notes, which were issued under a note purchase agreement dated December 18, 2002 between the Corporation and the respective purchasers named therein, at 100% of their principal amount together with accrued and unpaid interest plus the make-whole amount. The Corporation also deposited approximately US$20 million in cash collateral to support existing letters of credit.
     On February 10, 2010, the Corporation announced it had entered into agreements with Ricerca Biosciences LLC to divest its remaining MDS Pharma Services Early Stage business, which provides Discovery through Phase IIa clinical trial services to biotechnology and pharmaceutical companies, for US$45 million and certain minority equity interests. The US$45 million purchase price includes a five-year, US$25 million secured note and US$20 million in cash that will be adjusted for working capital and other items. After currently projected adjustments, the US$20 million cash payment is estimated to result in net cash proceeds to the Corporation of approximately US$7 million.
     The divestiture of the MDS Pharma Services Early Stage business does not include the Corporation’s Early Stage Development facility in Montreal, Canada which will be closed. The decommissioning, through which approximately 225 jobs will be eliminated, will take place in stages over the next 12 months and is expected to be completed by the end of February 2011. In addition, the sale does not include MDS Pharma Services headquarters in King of Prussia, Pennsylvania or approximately 50 employees who currently provide support services. All other employees are expected to move to the purchaser upon close of the transaction.
     Operating costs during the wind-down period are currently anticipated to be in the range of US$7 million to US$12 million. The cost of employee severance is estimated to be in the range of US$18 million to US$21 million, and MDS has retained pension obligations of approximately US$3 million.
     Following the sale, MDS expects to retain certain liabilities and obligations related to the MDS Pharma Services Early Stage business, including litigation claims and other costs associated with the U.S. Food and Drug Administration’s review of the Corporation’s bioanalytical operations in Montreal. MDS will also retain lease obligations for the Montreal facility, the King of Prussia office and for one office building in Bothell, Washington. The cost of future lease payments is estimated at US$9 million.
     In addition to the risk factors that are described in the Corporation’s annual information form for the fiscal year ended October 31, 2009, additional risk and uncertainties may arise related to the divesture of MDS Pharma Services Early Stage business, including the following:

(i)	if the sold businesses are unable to meet their obligations, MDS may have to make future payments related to these obligation which may have a material adverse affect on the financial position of the Corporation;

(ii)	the Early Stage Development operations that are being sold currently operate at an EBITDA loss that is relatively significant in relation to the initial cash balances of the new corporation established by the buyer to acquire the business. As a result, MDS may have to, among other things, make commitments or provide guarantees to certain customers, suppliers and/or employees to facilitate the completion of the sale; and

(iii)	the Corporation may not realize the full value or any portion of the US$25 million secured note plus accrued interest received as partial consideration when it is due in five years despite the note being secured by certain assets.
     Additional Information. MDS is subject to the information and reporting requirements of Canadian securities laws and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada relating to its business, financial condition and other matters. MDS is required to disclose in such reports certain information, as of particular dates, concerning MDS’s directors and officers, their compensation, stock options granted to them, the principal holders of MDS’s securities and any material interest of such persons in transactions with MDS. Such reports, statements and other information may be accessed on the SEDAR website (http://www.sedar.com). MDS is also subject to the informational requirements of the Exchange Act and in accordance therewith files annual reports and furnishes other reports and information with the SEC relating to its business, financial condition and other matters. Such reports and other information filed or furnished by MDS may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such reports and other information may also be obtained from the SEC’s website (http://www.sec.gov).
     MDS has filed with the SEC an Issuer Tender Offer Statement on Schedule TO with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(c)(2) promulgated thereunder. The Offer to Purchase, which constitutes a part of the Schedule TO, does not contain all of the information set forth in the Schedule TO and its exhibits.
2. PURPOSE AND EFFECT OF THE OFFER
     MDS is making the Offer because the Board of Directors believes that the Offer is the most equitable and efficient means to distribute an aggregate of US$450,000,000 in cash to Shareholders, while at the same time proportionately increasing the equity interest in the Corporation of Shareholders who do not deposit their Shares to the Offer.
     Background to the Offer. The Board of Directors has determined that the Offer is in the best interests of the Corporation and its Shareholders and has unanimously approved the making of the Offer. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:
(a)	the recommendation of management that the Offer is the most equitable and efficient means to distribute an aggregate of US$450,000,000 in cash to Shareholders, while providing Shareholders with an option to elect whether to participate in the distribution;

(b)	after giving effect to the Offer, the Board of Directors believes that MDS will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations;

(c)	the Offer provides Shareholders who desire liquidity with an opportunity to realize all or a portion of their investment in the Corporation to an extent that may not otherwise be available in the market (and without incurring brokerage commissions which might otherwise be payable on one or more sales of their Shares through the stock exchanges on which the Shares are traded);

(d)	depositing Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer, and, if accepted, to determine how many Shares to deposit under the Offer;

(e)	the Offer is not conditional upon any minimum number of Shares being deposited;

(f)	Shareholders who do not deposit their Shares to the Offer will realize a proportionate increase in their equity interest in the Corporation to the extent Shares are purchased by the Corporation pursuant to the Offer;

(g)	if a Shareholder owning fewer than 100 Shares in the aggregate deposits all such Shares to the Offer at a price equal to or less than the Purchase Price, MDS will purchase all of the Shares held by the Shareholder without proration (but otherwise subject to the terms and conditions of the Offer); and

(h)	even if MDS takes up and purchases the maximum of 55,555,555 Shares pursuant to the Offer, it would be reasonable to conclude, based in part on advice received from RBC, that following completion of the Offer, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see below under the heading “Liquidity of Market”).
     Applicable Canadian securities laws generally prohibit MDS and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer, except, in the case of acquisitions during the period following the Expiration Date, pursuant to certain acquisitions effected in the normal course on a published market or as otherwise permitted by applicable law. MDS may, subject to applicable law, in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms which are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by MDS will depend on many factors, including the market price of the Shares, MDS’s business and financial position, the results of the Offer and general economic and market conditions.
     Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, “Tax Consequences”.
     Neither MDS nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares under the Offer. No person has been authorized to make any such recommendation. Shareholders must decide for themselves whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices, if any. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and the Circular and consult their own investment and tax advisors.
     Liquidity of Market. As at February 18, 2010, there were 120,137,829 Shares issued and outstanding, of which approximately 96,978,397 Shares comprised the “public float”, which excludes shares beneficially owned, or over which control or direction is exercised, by “related parties” of the Corporation, as defined under applicable securities laws (which includes directors and senior officers of MDS and any of its subsidiaries as well as any person that beneficially owns or exercises control or direction over 10% or more of the issued and outstanding Shares). The maximum number of Shares that MDS is offering to purchase pursuant to the Offer represents approximately 46.2% of the Shares issued and outstanding as at February 18, 2010. In the event that MDS takes up and purchases the maximum of 55,555,555 Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the “public float” will comprise approximately 41,422,842 Shares. Assuming the Offer is fully subscribed, the minimum number of Shares that MDS is offering to purchase pursuant to the Offer represents approximately 40.3% of the Shares issued and outstanding as at February 18, 2010. In the event that MDS takes up and purchases the minimum of 48,387,096 Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the “public float” will comprise approximately 48,591,301 Shares.

     MDS is relying on the “liquid market exemption” specified in MI 61-101 to obtain a formal valuation in connection with the Offer.
     The Corporation has determined that there is a liquid market in the Shares because:
(a)	there are published markets for the Shares, namely the TSX and the NYSE;

(b)	during the period of twelve months before February 19, 2010, the date the Offer was publicly announced:
(i)	the number of outstanding Shares was at all times not less than 5,000,000, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Shares that were not freely tradeable;

(ii)	the aggregate trading volume of the Shares on the TSX, being the published market on which the Shares are principally traded, was at least 1,000,000 Shares;

(iii)	there were at least 1,000 trades in Shares on the TSX; and

(iv)	the aggregate value of the trades in Shares on the TSX was at least CDN$15,000,000; and
(c)	the market value of the Shares on the TSX, as determined in accordance with MI 61-101, was at least CDN$75,000,000 for January 2010, being the calendar month preceding the calendar month in which the Offer was publicly announced.
     The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:
(a)	the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the twelve month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceeds the minimum “liquid market” requirements specified in MI 61-101;

(b)	the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX and the NYSE, the value of trades on the TSX and the NYSE and the market value of the Shares during the twelve month period preceding the announcement of the Offer;

(c)	the effect that the purchase of the maximum number of Shares that MDS is offering to purchase pursuant to the Offer would have on the aggregate shareholdings of related parties of MDS; and

(d)	advice from RBC, financial advisor to MDS in connection with the Offer, as to the anticipated liquidity of the Shares following completion of the Offer.
     The Board of Directors has determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for Shareholders who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.
     Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.
     For further information, see the table included in Section 4 of the Circular, “Price Range of Shares; Dividends; Previous Purchases and Sales of Shares — Trading of Shares on Principal Markets”.

     MDS intends to continue as a public company following the completion of the Offer. The Corporation does not believe that the purchase of Shares under the Offer will cause the remaining Shares to be delisted from the TSX or the NYSE or cause the Corporation to be eligible for deregistration in the United States under the Exchange Act. If the Corporation is able to complete the sale of the MDS Pharma Services Early Stage business, the Corporation will no longer have any material operations in the United States and may consider delisting the Shares from the NYSE.
     The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect of, among other things, allowing brokers to extend credit on the collateral of the Shares. MDS believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.
3. FINANCIAL INFORMATION
     A copy of the most recent audited consolidated financial statements for the fiscal year ended October 31, 2009 are available on the SEDAR website at http://www.sedar.com, on the SEC’s website at http://www.sec.gov, and on the Corporation’s website at http://www.mdsinc.com. Shareholders who wish to obtain a copy of these financial statements may do so, without charge, upon written request to the Corporation at 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, Canada, L4W 4X7, or by calling (905) 267-4222.
4. PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS PURCHASES AND SALES OF SHARES
     Trading of Shares on Principal Markets. The Shares are listed and posted for trading on the TSX and the NYSE. The following table sets forth for the periods indicated the high and low closing prices per Share and volumes of Shares traded on such exchanges as compiled from published financial sources for the periods indicated:

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(CDN$)			(US$)
2010
February 1 to 18	8.50	8.23	6,072,791	8.10	7.75	6,413,472
First Quarter of 2010
January	8.35	7.81	3,455,345	8.01	7.41	8,705,640
2009
December	8.19	7.70	8,154,975	7.65	7.21	7,481,065
November	8.70	7.88	3,962,895	8.07	7.52	9,086,785
Fourth Quarter of 2009
October	9.19	8.48	8,591,348	8.75	7.97	17,869,813
September	8.80	6.42	22,335,811	8.19	5.86	23,401,771
August	6.96	6.27	5,832,637	6.46	5.75	4,019,996
Third Quarter of 2009
July	6.97	6.06	9,662,332	6.42	5.18	5,460,176
June	6.11	5.42	14,391,730	5.44	4.79	5,930,756
May	7.27	5.07	13,623,437	6.36	4.54	2,608,771
Second Quarter of 2009
April	7.35	5.99	5,147,777	6.09	4.73	2,485,815
March	8.18	5.74	8,428,241	6.32	4.54	4,971,030
February	9.23	7.36	8,708,880	7.44	5.91	3,978,433
First Quarter of 2009
January	9.60	7.22	6,152,900	7.77	5.70	8,241,907
2008
December	8.88	6.21	12,373,850	7.09	5.20	6,361,099
November	13.14	8.55	8,295,422	11.26	6.62	3,514,457
Fourth Quarter of 2008

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(CDN$)			(US$)
October	12.89	10.75	9,316,350	12.04	8.92	6,582,093
September	15.87	11.65	11,381,891	14.93	11.19	6,536,930
August	16.35	14.37	8,171,208	15.40	13.78	4,825,086
Third Quarter of 2008
July	15.83	14.04	11,712,712	15.84	13.81	3,887,745
June	18.60	15.92	11,432,195	18.45	15.58	7,221,255
May	20.20	18.29	8,798,903	19.90	18.48	2,879,493
Second Quarter of 2008
April	20.73	19.92	10,773,300	20.43	19.64	3,064,755
March	20.00	16.44	15,219,789	19.48	16.54	3,490,176
February	17.05	16.17	11,105,865	17.09	16.20	2,707,766
First Quarter of 2008
January	19.54	16.76	12,060,660	19.61	16.62	4,622,985
2007
December	20.25	18.52	7,581,060	20.20	18.48	3,500,100
November	21.19	19.73	7,177,230	22.42	20.04	2,319,760
Note: Past performance should not be seen as an indicator of future performance.
     On February 18, 2010, the last full Trading Day prior to the announcement of the Offer, the closing prices of the Shares on the TSX and the NYSE were CDN$8.44 and US$8.10, respectively.
     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.
     Dividend Policy. The Corporation discontinued its quarterly dividend payments following payment of its quarterly dividend on January 8, 2007. Accordingly, the Corporation has terminated the Stock Dividend Plan. Any decision to pay dividends in the future will be made by the Board of Directors and will depend upon the Corporation’s results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that the Board of Directors deems relevant.
     For information with respect to the deemed dividend tax treatment for Shareholders arising from the sale of their Shares pursuant to the Offer, see Section 8 of the Circular, “Tax Consequences”.
     Previous Purchases and Sales. During the twelve months preceding the Offer, MDS has not purchased any of its securities. The only securities sold by MDS in the twelve month period preceding the Offer are set out in the table found in the section below entitled “Previous Distributions”.
     Previous Distributions. Except as set forth below, there have been no distributions of Shares during the five-year period preceding the Offer. Since February 8, 2010, the Corporation has not issued any Shares.

(i) Shares Issued Pursuant to Stock Option Plan
     The table below indicates the number of Shares issued by MDS during each of its five most recently completed fiscal years upon the exercise of stock options pursuant to its Stock Option Plan, the average price per Share and the aggregate proceeds received by the Corporation:

	Number of	Average Price	Aggregate Proceeds
Fiscal Year Ended October 31	Shares Issued	per Share	Received by MDS
		CDN$	CDN$
2009	—	—	—
2008	462,100	19.44	7,351,003
2007	981,852	21.29	16,167,759
2006	1,859,200	21.25	27,432,698
2005	629,390	19.38	7,921,163
(ii) Shares Issued Pursuant to Employee Share Ownership Plan
     The table below indicates the number of Shares issued by MDS during each of its five most recently completed fiscal years pursuant to its Employee Share Ownership Plan, the average price per Share and the aggregate proceeds received by the Corporation:

	Number of	Average Price	Aggregate Proceeds
Fiscal Year Ended October 31	Shares Issued	per Share	Received by MDS
		CDN$	CDN$
2009	—	—	—
2008	—	—	—
2007	66,296	20.86	1,382,997
2006	133,998	18.91	2,534,277
2005	176,817	16.61	2,937,774
(iii) Shares Issued Pursuant to Stock Dividend Plan
     The table below indicates the number of Shares issued by MDS during each of its five most recently completed fiscal years pursuant to its Stock Dividend Plan, the average price per Share and the aggregate proceeds received by the Corporation:

	Number of	Average Price	Aggregate Proceeds
Fiscal Year Ended October 31	Shares Issued	per Share	Received by MDS
		CDN$	CDN$
2009	—	—	—
2008	—	—	—
2007	42,461	19.84	13,318
2006	226,689	19.22	135,796
2005	273,471	17.49	170,946
     Until 2007, MDS sponsored the Stock Dividend Plan under which Shareholders were able to elect to receive stock dividends in lieu of cash dividends. The Corporation discontinued this plan during 2007.

5. INTERESTS OF DIRECTORS AND OFFICERS AND OWNERSHIP OF SECURITIES OF MDS INC.
     Ownership of Securities of MDS. The following table indicates, as at February 19, 2010, the number of outstanding securities of MDS beneficially owned, or over which control or direction was exercised, by each director and officer of MDS and, to the knowledge of MDS after reasonable enquiry, each associate of each such director or officer.

			Number of
			Options to
			Purchase
	Relationship	Number of	Outstanding	% of
Name	with MDS	Shares*	Shares	Options
PAUL S. ANDERSON[1]	Director	—	10,000	0.233
WILLIAM D. ANDERSON[2]	Director	5,000	—	—
WILLIAM G. DEMPSEY[3]	Director	—	—	—
WILLIAM A. ETHERINGTON[4]	Director	10,000	15,500	0.362
ROBERT W. LUBA[5]	Director	11,600	8,000	0.187
JAMES S.A. MACDONALD[6]	Director	—	—	—
RICHARD H. MCCOY[7]	Director	—	—	—
MARY A. MOGFORD[8]	Director	13,150	8,000	0.187
GREGORY P. SPIVY[9]	Director	—	—	—
STEVEN WEST[10,11]	Director and Chief Executive Officer	—	131,500	3.069

ROBERT W. BRECKON[12,13]	Senior Vice-President, Corporate Development	—	151,500	3.536
PETER E. BRENT[14]	Senior Vice-President, Legal and Corporate Secretary	516	77,700	1.814
PETER DANS[15]	Senior Vice-President and Chief Financial Officer**	2,689	7,900	0.184
MARY E. FEDERAU[16]	Executive Vice-President, Global Human Resources	563	155,800	3.636
THOMAS E. GERNON[17,18]	Executive Vice-President, Information Technology and Chief Information Officer	—	105,000	2.451
KENNETH L. HORTON[19,20]	Executive Vice-President, Corporate Development and General Counsel	—	127,000	2.964
JANET KO21	Senior Vice-President, Communications	—	32,000	0.747
EDWARD S. MARTELL[22]	Senior Vice-President, Quality and Regulatory Affairs	—	49,750	1.161
LOU A. POLLIERI[23]	Vice-President, Internal Audit	4,985	8,800	0.205

DOUGLAS S. PRINCE[24]	Executive Vice-President, Finance**	2,759	118,000	2.754
HOWARD ROSEN[25]	Senior Vice-President, Global Controller, Chief Accounting Officer	200	20,800	0.485
DAVID SPAIGHT[26]	President MDS Pharma Services	—	107,000	2.497

MARK A. WITKOWSKI[27]	Vice-President, Tax and Treasury	270	20,400	0.476

*	The directors and officers of MDS each beneficially own or exercise control or direction over less than 0.01% of the Shares issued and outstanding.

**	Peter Dans was appointed Chief Financial Officer effective February 1, 2010 and Douglas Prince is expected to leave the organization in March 2010.
Notes:

1	As at February 19, 2010 Mr. Paul Anderson also held 53,855 DSUs.

2	As at February 19, 2010 Mr. William Anderson also held 20,178 DSUs.

3	As at February 19, 2010 Mr. Dempsey also held 35,611 DSUs.

4	As at February 19, 2010 Mr. Etherington also held 51,953 DSUs.

5	As at February 19, 2010 Mr. Luba also held 57,287 DSUs.

6	As at February 19, 2010 Mr. MacDonald also held 60,891 DSUs.

7	As at February 19, 2010 Mr. McCoy also held 42,046 DSUs.

8	As at February 19, 2010 Ms. Mogford also held 31,405 DSUs.

9	As at February 19, 2010 Mr. Spivy also held 36,020 DSUs.

10	As at February 19, 2010 Mr. West also held 29,199 DSUs.

11	As at January 28, 2010 Mr. West also head 47,000 PSUs.

12	As at February 19, 2010 Mr. Breckon also held 2,364 DSUs.

13	As at January 28, 2010 Mr. Breckon also heald 22,500 PSUs.

14	As at January 28, 2010 Mr. Brent also held 8,000 PSUs.

15	As at January 28, 2010 Mr. Dans also held 13,000 PSUs.

16	As at January 28, 2010 Ms. Federau also held 33,500 PSUs.

17	As at February 19, 2010 Mr. Gernon also held 28,125 DSUs.

18	As at January 28, 2010 Mr. Gernon also held 36,000 PSUs.

19	As at February 19, 2010 Mr. Horton also held 28,125 DSUs.

20	As at January 28, 2010 Mr. Horton also held 47,000 PSUs.

21	As at January 28, 2010 Ms. Ko also held 22,000 PSUs.

22	As at January 28, 2010 Mr. Martell also held 10,000 PSUs.

23	As at January 28, 2010 Mr. Pollieri also held 6,400 PSUs.

24	As at January 28, 2010 Mr. Prince also held 55,000 PSUs.

25	As at January 28, 2010 Mr. Rosen also held 18,800 PSUs.

26	As at January 28, 2010 Mr. Spaight also held 35,000 PSUs.

27	As at January 28, 2010 Mr. Witkowski also held 13,000 PSUs.
     All of the PSUs disclosed above fully vested upon completion of the AT Sale in accordance with the Corporation’s mid-term incentive plans and were released for payment on January 29, 2010. Payment of the PSUs will be made on or about February 19, 2010.
     To the knowledge of MDS, as at February 18, 2010, the directors and officers of MDS as a group beneficially owned an aggregate of 51,732 Shares, or less than 0.1% of the outstanding Shares. No person or company is acting jointly or in concert with MDS in connection with the Offer.
     To the knowledge of the directors and officers of the Corporation, as at February 18, 2010, the only persons who beneficially owned or exercised control or direction over more than 10% of any class of equity securities of the Corporation are the following:

		% of Outstanding
Name	Number of Shares	Shares
ValueAct (1)	23,107,700	19.23%

Notes:

(1)	As disclosed in an early warning report filed on SEDAR dated September 3, 2009.
     Acceptance of the Offer. To the knowledge of MDS, after reasonable inquiry, no director or officer of MDS, and no associate of a director or officer of MDS, will be depositing any Shares pursuant to the Offer.
     MDS has no knowledge, after reasonable inquiry, regarding whether ValueAct, which beneficially owns or exercises control or direction over 23,107,700 Shares, representing 19.23% of the issued and outstanding Shares as at February 18, 2010, intends to deposit any Shares pursuant to the Offer. In the event that ValueAct does not deposit any Shares pursuant to the Offer and the Offer is successful, ValueAct’s direct or indirect voting interest in the Corporation will increase to a greater or lesser extent, depending upon whether more or less Shares are purchased by MDS pursuant to the Offer.
     Sales During the Offer. The directors and officers of MDS who beneficially own, directly or indirectly, or exercise control or direction over, Shares have indicated that, subject to applicable securities laws, they may buy or sell Shares on the open market during the period prior to the Expiration Date.
     Commitments to Acquire Shares. MDS has no agreements, commitments or understandings to purchase Shares or other equity securities of MDS, other than pursuant to the Offer. To the knowledge of MDS, after reasonable inquiry, no person named under Section 5 of the Circular, “Interests of Directors and Officers and Ownership of Securities of MDS Inc. — Ownership of Securities of MDS” has any commitment to purchase Shares or other equity securities of MDS.
     Benefits From the Offer. No person named under Section 5 of the Circular, “Interests of Directors and Officers and Ownership of Securities of MDS Inc. — Ownership of Securities of MDS” will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than those benefits available to any Shareholder from accepting or refusing to accept the Offer.
     Contracts, Arrangements or Understandings. Except as set forth in the Offer to Purchase and the Circular, neither the Corporation nor, to the knowledge of the Corporation’s management, any of the Corporation’s directors or officers or any of the directors or officers of any of the Corporation’s subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any of the Corporation’s securities, nor are there any contracts or arrangements made or proposed to be made between the Corporation and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.
     Extraordinary Transactions. Except as set forth in the Offer to Purchase and the Circular or as otherwise publicly disclosed by MDS, neither the Corporation nor, to the knowledge of the Corporation’s management, any of the Corporation’s directors or officers or any of the directors or officers of the Corporation’s subsidiaries has current plans or proposals which relate to or would result in any extraordinary corporate transaction involving the Corporation, such as a merger, amalgamation, reorganization or liquidation, the sale or transfer of a material amount of the Corporation’s assets or the assets of any of the Corporation’s subsidiaries, a purchase of assets that would be material to the Corporation, any material change in the Corporation’s indebtedness, dividend policy, capitalization, business or corporate structure, any change in the Corporation’s articles or by-laws, any change in the Corporation’s current Board of Directors or management, any action that could cause any class of the Corporation’s equity securities to be delisted from the TSX or the NYSE or become eligible for termination of registration under Section 12(g)(4) of the Exchange Act or result in the suspension of the Corporation’s obligation to file reports under Section 15(d) of the Exchange Act, or any action similar to any of the foregoing.
6. MATERIAL CHANGES IN THE AFFAIRS OF MDS INC. AND OTHER MATERIAL FACTS
     Except as described or referred to herein, MDS is not aware of any material fact concerning the Shares or any other matter not previously generally disclosed and known to MDS which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer. See Section 3 of the Circular, “Financial Information”. MDS regularly reviews acquisition and disposition opportunities in the ordinary course of business. Except as described or referred to herein or as otherwise publicly disclosed, MDS has no current plans or proposals to make any material change in its business, corporate structure, management or personnel.
7. PRIOR VALUATIONS
     To the knowledge of MDS and its directors and senior officers, after reasonable inquiry, no “prior valuation” (as defined in MI 61-101) in respect of MDS has been made within the twenty-four months preceding the date hereof.

8. TAX CONSEQUENCES
     This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal, business or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders are urged to consult their own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.
     Certain Canadian Federal Income Tax Considerations
     The following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act that generally apply to a Shareholder who sells Shares to the Corporation pursuant to the Offer.
     This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current publicly available published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary does not otherwise take into account or anticipate any changes in income tax law or administrative practice, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not exhaustive of all Canadian federal income tax considerations.
     This summary only applies to Shareholders who, at all relevant times for the purposes of the Tax Act (i) hold their Shares as “capital property” and (ii) deal at arm’s length with and are not “affiliated” with the Corporation. Generally, Shares will be considered to be capital property to a Shareholder provided that the Shareholder does not use or hold, and is not deemed to use or hold, the Shares in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Shareholders resident in Canada for purposes of the Tax Act whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Certain Shareholders, including financial institutions and registered securities dealers (each as defined in the Tax Act), and corporations controlled by one or more of the foregoing, are generally precluded from treating the Shares as capital property.
     This summary does not apply to a person that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, a person that is a “specified financial institution” or a “restricted financial institution” as defined in the Tax Act, a person who has made an election under the functional currency rules in section 261 of the Tax Act or a person an interest in which is a “tax shelter investment” as defined in the Tax Act. This summary does not apply to a Shareholder who is an individual and who acquired Shares as a result of the exercise of stock options granted because of such Shareholder’s employment with the Corporation or any affiliate of the Corporation.
     It is a term of the Offer that, for purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Share purchased under the Offer shall be the closing price of the Shares on the TSX on the Expiration Date.
     This summary assumes that at all relevant times the Shares will be listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and NYSE).
     Foreign Exchange
     Amounts relevant to the computation of income or gains for purposes of the Tax Act must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada at noon on the day the amount first arose (or such other rate as is acceptable to CRA).

     Residents of Canada
     The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada, and who is not excluded from the summary by the comments above (a “Resident Shareholder”).
     The potential deemed dividend tax treatment described below on the sale of the Shares pursuant to the Offer differs from the capital gains treatment which would generally apply to a sale in the market by a Resident Shareholder. Accordingly, Resident Shareholders may wish to consider selling their Shares in the market prior to the Expiration Date as an alternative to accepting the Offer if they desire to receive capital gains treatment on the sale of their Shares. The selling price from such market sales may be different from the Purchase Price. Resident Shareholders should consult their own tax advisors to determine whether doing so would be advantageous for them in their particular circumstances.
     Disposition of Shares
     Resident Shareholders who sell Shares to the Corporation pursuant to the Offer will be deemed to receive a taxable dividend on a separate class of shares comprising the Shares so sold equal to the excess, if any, of the amount paid by the Corporation for the Shares over their paid-up capital for income tax purposes. The Corporation estimates the paid-up capital per Share on the date of take-up under the Offer will be approximately CDN$5.23.
     If any dividend is deemed to be received by a Resident Shareholder who is an individual, it will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit rules applicable to any dividend designated by the Corporation as an “eligible dividend” in accordance with the Tax Act. The full amount of any such deemed dividend will be designated as an “eligible dividend” by the Corporation.
     If any dividend is deemed to be received by a Resident Shareholder that is a corporation, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% of the amount of the deemed dividend.
     Under subsection 55(2) of the Tax Act, a Resident Shareholder that is a corporation may be required to treat all or a portion of any deemed dividend that is deductible in computing taxable income as proceeds of disposition and not as a dividend where the Resident Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before the sale of Shares to the Corporation and the sale to the Corporation resulted in a significant reduction in such capital gain. The application of subsection 55(2) involves a number of factual considerations that will differ for each Resident Shareholder, and Resident Shareholders to whom it may be relevant are urged to consult their own tax advisors concerning its application having regard to their particular circumstances.
     The amount paid by the Corporation for Shares under the Offer (less any amount deemed to be received by the Resident Shareholder as a dividend) will be treated as proceeds of disposition of the Shares. The Resident Shareholder will realize a capital gain (or capital loss) on the disposition of Shares equal to the amount by which the Resident Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Shareholder of the Shares sold to the Corporation pursuant to the Offer.
     Taxation of Capital Gains and Losses
     Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
     The amount of a capital loss realized on the disposition of Shares by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the Shares (including any dividends deemed to be received as a result of the sale of the Shares to the Corporation under the Offer). Similar rules may apply where Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
     A Resident Shareholder who is an individual may have all or a portion of any capital loss on the sale of Shares under the Offer denied if the “superficial loss” rules in the Tax Act apply. This may arise where the Resident Shareholder (or a person affiliated with the Resident Shareholder for purposes of the Tax Act) acquires additional Shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of the Shares under the Offer. Resident Shareholders are urged to consult with their own tax advisors with respect to the “superficial loss” rules.
     Similarly, a Resident Shareholder that is a corporation may have all or a portion of any capital loss on the sale of Shares under the Offer suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional Shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of Shares under the Offer. Resident Shareholders that are corporations are urged to consult their own tax advisors with respect to the “suspended loss” rules.
     A Resident Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, deductible in computing taxable income).
     Alternative Minimum Tax
     A capital gain realized, or a dividend received (or deemed to be received), by a Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the sale of Shares pursuant to the Offer may give rise to a liability for alternative minimum tax. Such Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.
     Non-Residents of Canada
     The following portion of the summary only applies to Shareholders who are not excluded from the summary by the comments above and who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention: (i) are not resident or deemed to be resident in Canada, (ii) do not use or hold, and are not deemed to use or hold, their Shares in connection with carrying on a business in Canada, (iii) have not, either alone or in combination with persons with whom the Shareholders do not deal at arm’s length, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation at any time within a sixty month period preceding the sale of Shares under the Offer, (iv) in the case of Shareholders who have ceased to be resident in Canada, have not elected under the Tax Act to treat their Shares as taxable Canadian property, (v) to whom the Shares do not otherwise constitute “taxable Canadian property”, (vi) are not authorized foreign banks and (vii) in the case of Shareholders that are insurers, establish that their Shares do not constitute designated insurance property (“Non-Resident Shareholders”).
     A Non-Resident Shareholder who sells Shares to the Corporation pursuant to the Offer will be deemed to receive a dividend equal to the excess, if any, of the amount paid by the Corporation for the Shares over their paid- up capital for Canadian income tax purposes. The Corporation estimates that the paid-up capital per Share on the date of take-up under the Offer will be approximately CDN$5.23.

     Any deemed dividend will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Canada-U.S. Treaty, is generally reduced to 15%. Non-Resident Shareholders should consult their own tax advisors regarding their ability to claim foreign tax credits or deductions with respect to any Canadian withholding tax.
     The amount paid by the Corporation for Shares (less any amount deemed to be received by the Non-Resident Shareholder as a dividend) will be treated as proceeds of disposition of the Shares. A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares under the Offer.
     In light of the potential deemed dividend treatment described above on the sale of the Shares by a Non-Resident Shareholder pursuant to the Offer and the potential resulting Canadian withholding tax, Non-Resident Shareholders may wish to consider selling their Shares in the market prior to the Expiration Date as an alternative to selling their Shares under the Offer. The selling price from such market sales may be different from the Purchase Price. Non-Resident Shareholders should consult their own tax advisors to determine whether doing so would be advantageous for them in their particular circumstances.
     Material United States Federal Income Tax Consequences to U.S. Holders
     The following general summary describes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who deposit and sell Shares to the Corporation pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, administrative rulings, and court decisions, all as in effect as of the date of this Offer to Purchase and Circular and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).
     This summary is not a complete description of all of the United States federal income tax consequences applicable to U.S. Holders participating in the Offer. In particular, this summary does not purport to address all aspects of United States federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address United States federal income tax considerations applicable to shareholders that are subject to special treatment under United States federal income tax law (including, without limitation, brokers, dealers in securities or currencies, financial institutions, mutual funds, regulated investment companies, qualified retirement plans or other tax-deferred accounts, traders that elect mark to market treatment, a partnership or other pass-through entity (and investors in such partnerships or entities), U.S. Holders that hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, U.S. Holders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Corporation at any time during the five-year period ending on the date the U.S. Holder sells Shares pursuant to the Offer, U.S. Holders who acquired their Shares in connection with a stock option plan or in any other compensatory transaction, U.S. Holders subject to the alternative minimum tax, U.S. Holders that have a “functional currency” other than the United States dollar, U.S. expatriates, and U.S. Holders that do not hold their Shares as “capital assets” (generally, property held for investment). U.S. Holders that are subject to special treatment or shareholders that are not U.S. Holders may be subject to different tax consequences, and should consult their own tax advisers.
     In addition, this summary does not address any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any Shareholder, or any United States federal tax considerations other than United States federal income tax considerations.
     This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisers as to the tax consequences of a sale of Shares to the Corporation pursuant to the Offer in their particular circumstances.

     Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the United States federal income tax consequences relevant to a U.S. Holder. A “U.S. Holder” is a beneficial owner of Shares that is:
•	an individual who is a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation (or other entity taxed as a corporation for United States federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (b) that has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     The tax treatment of a partner in a partnership, or other entity taxable as a partnership, may depend on both the partnership’s and the partner’s status. Partnerships depositing Shares pursuant to the Offer and partners in such partnerships are urged to consult their own tax advisers as to the tax consequences of a sale of Shares to the Corporation pursuant to the Offer.
     U.S. Holders Who Receive Cash Pursuant to the Offer
     For United States federal income tax purposes, if a U.S. Holder deposits and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a “sale or exchange” of the Shares by such U.S. Holder or as a “distribution” by the Corporation in respect of such U.S. Holder’s Shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances.
      Sale or Exchange of Shares
     Under Section 302 of the Code, a U.S. Holder whose Shares are deposited and sold for cash pursuant to the Offer will be treated as having engaged in a “sale or exchange” of such Shares, and thus will recognize gain or loss, if the transaction (i) has the effect of a “substantially disproportionate” distribution by the Corporation with respect to such U.S. Holder, (ii) results in “complete termination” of such U.S. Holder’s equity interest in the Corporation, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (the “Section 302 tests”) are explained more fully below.
      Constructive Ownership of Shares
     In determining whether any of the Section 302 tests are satisfied, a U.S. Holder must take into account not only the Shares actually owned by the U.S. Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder may be treated as constructively owning Shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any Shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.
      The Section 302 Tests
     One of the following tests must be satisfied for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution. U.S. Holders should consult their own tax advisors concerning the application of the following tests to their particular circumstances.

•	“Substantially Disproportionate” Test. The receipt of cash by a U.S. Holder will generally have the effect of a “substantially disproportionate” distribution by the Corporation with respect to the U.S. Holder if the percentage of the outstanding voting shares of the Corporation actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Corporation actually and constructively owned by the U.S. Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding) and, immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of the total combined voting power of the Corporation.

•	“Complete Termination” Test. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder’s equity interest in the Corporation if all of the Shares actually and constructively owned by the U.S. Holder are sold pursuant to the Offer. In applying the complete termination test, a U.S. Holder may be able to waive the application of the rules relating to constructive ownership through family members, provided that such holder complies with the provisions of Section 302(c)(2) of the Code and applicable U.S. Treasury regulations.

•	“Not Essentially Equivalent to a Dividend” Test. The receipt of cash by a U.S. Holder will generally be treated as “not essentially equivalent to a dividend” if the U.S. Holder’s sale of Shares pursuant to the Offer results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Corporation. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder’s particular facts and circumstances. If a U.S. Holder whose relative stock interest in the Corporation is minimal and who exercises no control over corporate affairs suffers a reduction in his, her or its proportionate interest in the Corporation (including any Shares constructively owned), the holder generally should be regarded as having suffered a meaningful reduction in his, her or its interest in the Corporation.
     Under certain circumstances, it may be possible for a depositing U.S. Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the U.S. Holder but that are not purchased pursuant to the Offer. Alternatively, a U.S. Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the U.S. Holder or by a related party whose shares are constructively owned by the U.S. Holder. U.S. Holders should consult their own tax advisers regarding the consequences of any such sales or acquisitions in their particular circumstances.
     If the Offer is over-subscribed, the Corporation’s purchase of Shares deposited by a U.S. Holder may be prorated. Thus, even if all of the Shares actually and constructively owned by a U.S. Holder are deposited, it is possible that not all of the Shares will be purchased by the Corporation, which in turn may affect the U.S. Holder’s ability to satisfy one of the Section 302 tests described above.
      Tax Treatment of a “Sale or Exchange” of Shares
     If a U.S. Holder is treated as having engaged in a “sale or exchange” of his, her or its Shares under any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized by such U.S. Holder and such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the “passive foreign investment company” rules discussed below, the gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares is more than one year at the time of the sale. The deductibility of capital loss is subject to limitations. For U.S. foreign tax credit purposes, such capital gain or loss generally will be treated as gain or loss from sources within the United States, which may limit the U.S. Holder’s ability to claim a foreign tax credit for any Canadian withholding tax imposed on the payment made to such U.S. Holder by the Corporation. If a U.S. Holder is eligible for the benefits of the Canada-U.S. Income Tax Convention, an election may be available pursuant to which the U.S. Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for Deposited Shares, be entitled to treat such gain as foreign source income. U.S. Holders should consult their own tax advisers regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situations.
      Distribution in Respect of Shares
     If a U.S. Holder who sells Shares pursuant to the Offer is not treated under Section 302 of the Code as having engaged in a “sale or exchange” of his, her or its Shares, then the amount realized by a U.S. Holder will be treated as a distribution by the Corporation in respect of such U.S. Holder’s Shares.
      Tax Treatment of a Distribution in Respect of Shares
     If the amount realized is treated as a distribution by the Corporation, a U.S. Holder will be required to include in gross income as ordinary income the amount of such distribution (including any Canadian taxes withheld from the amount paid) to the extent it is paid out of the Corporation’s current or accumulated earnings and profits as determined for United States federal income tax purposes. Provided that the Corporation is not treated as a PFIC (as defined below) for the 2009 and 2010 taxable years, as described below, amounts described in the preceding sentence that are paid by the Corporation to non-corporate U.S. Holders, including individuals, may be eligible for a maximum tax rate of 15%, provided certain other conditions are satisfied. If the Corporation is a PFIC, such distribution may be subject to the rules applicable to “excess distributions,” as described below.
     Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s adjusted tax basis in the Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Shares, with the consequences described above under the heading “— Tax Treatment of a “Sale or Exchange” of Shares.” Any amount treated as a dividend received by a corporate U.S. Holder will not be eligible for the dividends received deduction.
     If a distribution with respect to Shares is subject to Canadian non-resident withholding tax, a U.S. Holder may be entitled to deduct or claim a credit for such tax, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, distributions of current or accumulated earnings and profits generally will be “passive category income” or “general category income,” and subject to the discussion below, such dividends will generally constitute “foreign source” income. The rules governing the foreign tax credit are complex, and the availability of the credit is subject to significant limitations. U.S. Holders should consult their own tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
     It is possible that the Corporation is at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as “U.S. source” income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. If the amount realized is treated as a dividend by the Corporation, the effect of this rule may be to treat a portion of the dividend as U.S. source income, which may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian non-resident withholding taxes payable in respect of such amount. The Code permits a U.S. Holder entitled to benefits under the Canada-U.S. Income Tax Treaty to elect to treat any dividends received as foreign source income for foreign tax credit purposes if the dividend is separate from other income items for purposes of calculating the U.S. Holder’s foreign tax credit. U.S. Holders should consult their own tax advisers about the desirability of making, and the method of making, such an election.
      Basis in Remaining Shares
     If a deposit and sale of Shares pursuant to the Offer is treated as a distribution by the Corporation with respect to a U.S. Holder’s Shares, the U.S. Holder’s adjusted tax basis in the remaining Shares held by such U.S. Holder generally will be increased by his, her or its adjusted tax basis in the Shares deposited and sold pursuant to the Offer and will be decreased by the portion of his, her or its proceeds from the Offer that are treated as a tax-free return of capital.

     Passive Foreign Investment Company
     Special, generally adverse United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-U.S. corporation generally will be classified as a PFIC in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income” (the “income test”), or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.
     The Corporation does not believe that it was a PFIC for the 2009 taxable year and does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether the Corporation is a PFIC is made on an annual basis and is based on the types of income the Corporation and its subsidiaries earn and the types and value the Corporation’s assets and the assets of its subsidiaries from time to time, all of which are subject to change, as well as, in part, the application of complex United States federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge any determination the Corporation makes with respect to its PFIC status or that the Corporation was not, or will not be, a PFIC for any taxable year.
     If the Corporation is classified as a PFIC for any taxable year during which the U.S. Holder held his, her or its Shares, any gain recognized as a result of the sale of Shares pursuant to the Offer (where the Section 302 tests described above are satisfied) or “excess distribution” (where the sale of Shares pursuant to the Offer is treated as a distribution as described above) would be allocated ratably over the U.S. Holder’s holding period for the Shares. The amounts allocated to the taxable year of the sale and to any year before the Corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate of tax on ordinary income in effect for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. A distribution is an excess distribution if it exceeds 125% of the average of the annual distributions on the Shares during the preceding three years or such holder’s holding period, whichever is shorter. Rather than being subject to the PFIC rules described above, a U.S. Holder that made a valid mark-to-market election or qualified electing fund election will be subject to different U.S. federal income tax treatment with respect to the sale of Shares pursuant to the Offer.
     U.S. Holders are urged to consult their own tax advisers concerning the United States federal income tax consequences of having held Shares at any time while the Corporation may have been a PFIC.
     THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE TENDER AND SALE OF SHARES PURSUANT TO THE OFFER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.
9. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS
     MDS is not aware of any license or regulatory permit that is material to MDS’s business that might be adversely affected by MDS’s acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by MDS pursuant to the Offer other than as outlined in this Section. MDS has applied to various Canadian securities regulators seeking exemptive relief from certain technical requirements of provincial securities legislation with respect to the Offer relating to the obligation to take-up Shares in the event that the Offer is extended in certain circumstances. MDS anticipates receiving an order granting the relief requested prior to the Expiration Date. Should any other approval or action be required, MDS currently contemplates that such approval or other action will be sought. MDS cannot predict whether it may determine to delay the acceptance or payment of Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to MDS’s business. MDS’s obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5 of the Offer to Purchase, “Conditions of the Offer”.
10. SOURCE OF FUNDS
     MDS will fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, from cash on hand.
11. DEPOSITARY
     MDS has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Procedure for Depositing Shares”, (iii) the receipt from MDS of cash to be paid in consideration of the Shares acquired by MDS under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash to the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws.
12. STATUTORY RIGHTS
     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
13. DEALER MANAGERS
     RBC and RBC Capital Markets Corporation have been retained by the Corporation to act as dealer managers in connection with the Offer, and RBC has acted as financial advisor to MDS in connection with the Offer. MDS has agreed to reimburse the Dealer Managers for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities, including certain liabilities under Canadian provincial and United States federal securities laws. RBC will receive a fixed fee from MDS in payment for services rendered as financial advisor to MDS.
14. FEES AND EXPENSES
     Except as set forth above, MDS will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Shares under the Offer. Brokers, dealers, commercial banks and trust companies and other nominees may, upon request, be reimbursed by MDS for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.
     No fee or commission will be payable by any Shareholder who deposits such Shares directly with the Depositary in connection with this Offer.
     MDS is expected to incur expenses of approximately US$1,000,000 in connection with the Offer, including filing fees and legal, dealer manager, depositary and printing fees.

APPROVAL AND CERTIFICATE
Dated: February 19, 2010
The Board of Directors of MDS Inc. has approved the contents of the Offer to Purchase and Circular dated February 19, 2010, and the sending, communicating or delivery of the Offer to Purchase and Circular to the Shareholders of MDS Inc. The Offer to Purchase and Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(Signed) STEVEN WEST	(Signed) PETER DANS
Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
On behalf of the Board of Directors

(Signed) ROBERT W. LUBA	(Signed) WILLIAM D. ANDERSON
Director	Director

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder of MDS or the Shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses below:
Offices of the Depositary for this Offer, CIBC Mellon Trust Company
By Registered Mail or Mail
CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attention: Corporate Restructures
By Hand or by Courier
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attention: Corporate Restructures
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Any questions or requests for assistance may be directed to the Depositary or Dealer Managers at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Dealer Managers for the Offer are:

In Canada:	In the United States:

RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street	165 Broadway
Royal Bank Plaza	One Liberty Plaza
South Tower, 4th Floor	4th Floor
Toronto, Ontario	New York, New York
M5J 2W7	U.S.A. 10006
Toll Free: 1-866-492-3221